UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

F.N.B. Corporation Progress Savings 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

F.N.B. Corporation

12 Federal Street

One North Shore Center

Pittsburgh, PA 15212

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

F.N.B. Corporation Progress Savings 401(k) Plan

Years Ended December 31, 2015 and 2014

With Report of Independent Registered Public Accounting Firm

F.N.B. Corporation

Progress Savings 401(k) Plan

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

F.N.B. Corporation Progress Savings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the F.N.B. Corporation Progress Savings 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2015 the Plan adopted new accounting guidance related to the Plan’s investments. Prior year disclosures have been revised to reflect the retrospective application of adopting these changes in accounting. Our opinion is not modified with respect to this matter.

The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of F.N.B. Corporation Progress Savings 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania

June 1, 2016

F.N.B. Corporation

Progress Savings 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets
Cash	$—	$45,054

Investments, at fair value:
Common collective trust fund	19,837,591	17,907,075
Mutual fund investments	102,925,848	101,383,378
F.N.B. Corporation common stock	53,832,803	48,216,536

Total investments	176,596,242	167,506,989

Receivables:
Employer contributions - cash	285,635	191,285
Employer contributions - non-cash	488,211	5,082,195
Participant contributions	397,645	357,157
Notes receivable from participants	5,853,876	5,429,254

Total receivables	7,025,367	11,059,891

Net assets available for benefits	$183,621,609	$178,611,934

See accompanying notes to financial statements.

F.N.B. Corporation

Progress Savings 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2015 and 2014

	2015	2014
Investment income:
Dividend and interest income	$7,380,591	$7,025,069
Net (depreciation) appreciation in fair value of investments	(5,857,229)	4,673,584

Net investment income	1,523,362	11,698,653

Contributions:
Participant	11,102,831	9,920,841
Participant rollover	1,692,308	1,686,735
Employer - cash	7,634,721	5,188,245
Employer - non-cash	488,211	5,082,195

Total contributions	20,918,071	21,878,016

Deductions:
Distributions to participants or beneficiaries	17,269,358	16,139,604
Administrative expenses	162,400	158,539

Total deductions	17,431,758	16,298,143

Net increase	5,009,675	17,278,526

Net assets available for benefits:
Beginning of year	178,611,934	161,333,408

End of year	$183,621,609	$178,611,934

See accompanying notes to financial statements.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

1. Description of Plan

The following description of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a qualified 401(k) defined contribution plan, covering all eligible employees of F.N.B. Corporation (the Corporation), including the following subsidiaries: First National Bank of Pennsylvania; Regency Finance Company; First National Trust Company; First National Investment Services Company, LLC; F.N.B. Investment Advisors, Inc.; First National Insurance Agency, LLC; and Bank Capital Services LLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All non-temporary employees are eligible to participate in the Plan. An eligible employee may enroll in the Plan the day following the date the employee commences employment. An eligible employee who does not enroll in the Plan will be automatically enrolled in the Plan following 30 days of employment, unless the employee opts out of the Plan before then.

In February 2016, the Corporation completed a merger with Metro Bancorp, Inc. (“Metro”). In connection with the merger employees who were active participants in the defined contribution plan sponsored by Metro were permitted to immediately participate in the Plan.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2015 and 2014

1. Description of Plan (continued)

Contributions

Participants may contribute up to 50% of their pre-tax annual compensation. An eligible employee who is automatically enrolled in the Plan will be deemed to have elected to have 2% of his or her compensation contributed on a pre-tax basis to the Plan. Participants who have attained age 50 by the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollovers). Participants direct the investment of their vested contributions into various investment options offered by the Plan.

Prior to January 1, 2015, the Corporation matched 100% of a participant’s elective pre-tax contribution, up to 4% of the participant’s compensation. The Corporation could also make an automatic contribution to the Plan of 3% of a participant’s compensation and could also make a discretionary performance-based contribution to the Plan of up to 2% of a participant’s compensation, based on the extent to which the Corporation achieved its performance goals for the year. Effective January 1, 2015, the Corporation’s matching contribution was increased to up to 6% of the participant’s compensation with the automatic contribution eliminated. The discretionary performance-based contribution to the plan was increased to up to 3% of a participant’s compensation, based on the extent to which the Corporation achieved its performance goals for the year. The amount of matching contribution is a discretionary percentage and may be changed at any time. The Corporation’s matching contribution was 6% in 2015. The Corporation may make additional contributions to the Plan unrelated to pre-tax contributions made by participants. The discretionary performance-based contribution will only be made on behalf of eligible participants who are employed by the Corporation on the last day of the Plan year, or retire during the Plan year and meet various other conditions. Discretionary performance-based contributions amounted to 0.31% and 0.43% of eligible compensation for 2015 and 2014 or $488,211 and $639,716, respectively.

Matching contributions and performance-based contributions are made in the form of either shares of F.N.B Corporation common stock or cash used to acquire shares of F.N.B. Corporation common stock.

T. Rowe Price Trust Company (TRP) is the appointed trustee for all Plan assets.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2015 and 2014

1. Description of Plan (continued)

Dividends on F.N.B. Corporation Common Stock

Dividends on F.N.B. Corporation common stock are automatically reinvested in the Plan for all participants. However, participants may make a special request to receive a cash distribution of dividend payments on F.N.B. Corporation common stock.

Participant Accounts

Each participant’s account is credited with their voluntary contribution and the Corporation’s matching, automatic (through January 1, 2015) and performance-based contributions, and an allocation of the Plan’s net earnings, as defined by the Plan. The voluntary contribution and employer match is paid semi-monthly at the end of each payroll period. The automatic (through January 1, 2015) and performance-based contributions, if any, are paid within 90 days after the end of the plan year.

Vesting

Participants are immediately vested in their voluntary contribution, Corporation’s matching contribution, and cash dividends paid on F.N.B. Corporation common stock, plus actual earnings thereon. Participants are 100% vested in the Corporation’s automatic (through January 1, 2015) and performance-based contributions and actual earnings thereon after three years of service.

Participants become 100% vested when attaining the age of 65 or in the event of death or permanent disability.

Forfeitures

Upon a participant’s separation from service, the non-vested portion of the participant’s account will be forfeited upon the earlier of the date the participant receives an account distribution or the date the participant incurs a five-year break in service. Forfeited amounts are used to reduce the Plan’s administrative expenses or to reduce future Corporation contributions. As of December 31, 2015 and 2014, forfeitures totaled $11,352 and $21,101, respectively. Forfeitures of $80,000 and $100,000 were used to reduce Corporation contributions for 2015 and 2014, respectively. Forfeitures of $81,242 and $82,860 were used to reduce administrative expenses for 2015 and 2014, respectively.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2015 and 2014

1. Description of Plan (continued)

Payment of Benefits

Upon separation of service, vested account balances of less than $1,000 will be paid in a single lump sum as soon as practicable after separation. Vested account balances greater than $1,000 will be distributed when requested by the participant.

The Plan permits withdrawals before separation of service under certain circumstances. Voluntary pre-tax contributions may be withdrawn provided the participant has an immediate and heavy financial need (as defined by the Internal Revenue Code) and other sources of funds, including plan loans, are not available. Also, after reaching age 59 and one-half, participants may withdraw all or a portion of a vested account balance.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Participants who remain actively employed by the Corporation may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms may not exceed five years, unless the participant uses the proceeds of the loan to acquire a principal residence, in which case the repayment period must be reasonable as determined by the Plan administrator. Loans are secured by the balance in the participant’s account and bear an interest rate of prime plus 1%. Principal and interest are paid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the participants will become 100% vested in their accounts.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2015 and 2014

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments held by a defined contribution plan are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on an accrual basis.

Purchases and sales of securities are recorded on a trade-date basis.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2015 and 2014

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been insignificant in relation to the Corporation and the Plan. Administrative expenses paid by the Corporation on behalf of the Plan totaled $45,167 for plan years 2015 and 2014.

Contributions

Participant contributions are recorded in the month withheld from participants’ wages. Corporation matching contributions are paid and recorded in the same month as participant contributions. Other annual Corporation contributions are generally made within 90 days following the plan year end.

Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investments. These investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2015 and 2014

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value practical expedient in Accounting Standards Codification 820. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. Management has elected to early adopt the provisions of this new standard. Accordingly, the standard was retrospectively applied.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III is not applicable to the Plan. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early application permitted. The amendments within Parts I and II require retrospective application. Management has elected to early adopt the provisions of Parts I and II of this new standard. Accordingly, these provisions were retrospectively applied.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2015 and 2014

3. Fair Value Measurements

The Fair Value Measurement topic of the FASB Accounting Standards Codification provides the framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the asset or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The unobservable inputs reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2015 and 2014

3. Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the valuation methodologies used during 2015 and 2014.

F.N.B. Corporation common stock: The common stock of the Corporation is traded on a national exchange and is valued using last trading price on the last business day of the plan year.

Mutual funds: Shares of mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end, based upon published market quotations on national exchanges.

Common collective trust fund: The common collective trust fund is valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2015 and 2014

3. Fair Value Measurements (continued)

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2015:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
F.N.B. Corporation common stock	$53,832,803	—	—	$53,832,803
Mutual fund investments	102,925,848	—	—	102,925,848

Total assets in the fair value hierarchy	156,758,651	—	—	156,758,651

Investments measured at net asset value (a)	—	—	—	19,837,591

Investments at fair value	$156,758,651	—	—	$176,596,242

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2014:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
F.N.B. Corporation common stock	$48,216,536	—	—	$48,216,536
Mutual fund investments	101,383,378	—	—	101,383,378

Total assets in the fair value hierarchy	149,599,914	—	—	149,599,914

Investments measured at net asset value (a)	—	—	—	17,907,075

Investments at fair value	$149,599,914	—	—	$167,506,989

The fair value of the employer contributions receivable approximates the carrying value based upon its short-term nature.

(a) In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2015 and 2014

3. Fair Value Measurements (continued)

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2015 and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust fund	$19,837,591	N/A	Daily	12 months

	December 31, 2014
Common collective trust fund	$17,907,075	N/A	Daily	12 months

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2015 and 2014

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 24, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014 there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax years in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

5. Parties-in-Interest Transactions

Certain plan investments are interests in a common collective trust (Stable Value Common Trust Fund) issued by T. Rowe Price Trust Company (T. Rowe Price) and certain mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to T. Rowe Price for administration services were $78,562 and $73,477 during 2015 and 2014, respectively. Additionally, an affiliate of the Corporation provides certain investment advisory services to the Plan. Fees paid related to these services were $82,500 and $82,860 during 2015 and 2014, respectively.

One of the investment options in the Plan is F.N.B. Corporation common stock. At December 31, 2015 and 2014, the Plan held an aggregate of 4,035,442 and 3,619,860 shares of F.N.B. Corporation common stock valued at $53,832,803 and $48,216,536, respectively. Dividends received on F.N.B. Corporation common stock were $1,855,039 and $1,738,130 for 2015 and 2014, respectively. During 2015, the Plan purchased 1,393,370 shares of F.N.B. Corporation Stock at an aggregate cost of $15.5 million and sold 924,987 shares of F.N.B. common stock for proceeds of $10.1 million. During 2014, the Plan purchased 1,209,898 shares of F.N.B. Corporation Stock at an aggregate cost of $12.7 million and sold 954,321 shares of F.N.B. common stock for proceeds of $10.5 million. Notes receivable from participants are also considered party-in-interest transactions.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2015 and 2014

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31
2014
Net assets available for benefits per the financial statements	$178,611,934
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	263,413

Net assets per the Form 5500	$178,875,347

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the net income reported in Form 5500:

	December 31
	2015	2014
Increase in net assets available for benefits per the financial statements	$5,009,675	$17,278,526
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(263,413)	(4,280)

Net income per the Form 5500	$4,746,262	$17,274,246

Supplemental Schedule

F.N.B. Corporation

Progress Savings 401(k) Plan

EIN #25-1255406         Plan #002

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	T. Rowe Price Stable Value Common Trust Fund	Common Collective Trust Fund	**	$19,837,591

	JPMorgan Mid Cap Value Select	Mutual Fund Investments	**	6,427,437
	JPM Small Cap Value Select	Mutual Fund Investments	**	5,466,235
	Goldman Sachs Growth Opportunities Instl	Mutual Fund Investments	**	4,033,885
	Dodge and Cox Stock Fund	Mutual Fund Investments	**	8,262,163
	Dodge and Cox Income	Mutual Fund Investments	**	11,380,948
	Vanguard Mid Cap Index Inv	Mutual Fund Investments	**	3,327,966
	Vanguard Small Cap Index Inv	Mutual Fund Investments	**	2,250,620
	Vanguard Institutional Index I	Mutual Fund Investments	**	10,686,847
	Harbor International Instl	Mutual Fund Investments	**	9,828,972
	Harbor Captial Appreciation Instl	Mutual Fund Investments	**	7,977,599
	Eagle Small Cap Growth R5	Mutual Fund Investments	**	4,287,591
	Schwab Total Stock Market Index	Mutual Fund Investments	**	1,164,362
	Nuveen Real Estate Securities I	Mutual Fund Investments	**	2,283,375
*	T. Rowe Price Retirement Income Fund	Mutual Fund Investments	**	725,748
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund Investments	**	172,606
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund Investments	**	1,150,869
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund Investments	**	2,217,093
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund Investments	**	6,320,232
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund Investments	**	4,371,605
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund Investments	**	4,622,848
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund Investments	**	1,301,530
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund Investments	**	2,483,653
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund Investments	**	870,025
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund Investments	**	1,002,039
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund Investments	**	309,600

				102,925,848

*	F.N.B. Corporation Common Stock	Common Stock	**	53,832,803

*	Participant Loans	Interest rates ranging from 4.25% to 5.25% maturing through 2018	$0	5,853,876

				$182,450,118

*	Indicates party in interest to the Plan.
**	Cost omitted for participant-directed investments.

EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Baker Tilly Virchow Krause, LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. Corporation Progress Savings 401(k) Plan

Date: June 1, 2016	/s/ Vincent J. Calabrese, Jr.
Vincent J. Calabrese, Jr.
Chief Financial Officer